File No.  70-9477

    As filed with the Securities and Exchange Commission on August 21, 2002

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       FORM U-1 APPLICATION-DECLARATION
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                        POST-EFFECTIVE AMENDMENT NO. 10
                                      TO
                            APPLICATION-DECLARATION
                                    UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

          Dominion Resources,Inc.     Consolidated Natural Gas Company
          120 Tredegar Street         120 Tredegar Street
          Richmond, VA 23219          Richmond, VA  23219

                  (Name of company filing this statement and
                    address of principal executive offices)
    --------------------------------------------------------------------

                           Dominion Resources, Inc.
                   (Name of top registered holding company
                    parent of each applicant or declarant)
   ----------------------------------------------------------------------

                                James F. Stutts
                       Vice President and General Counsel
                            Dominion Resources, Inc.
                              120 Tredegar Street
                               Richmond, VA 23219

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

     Sharon L. Burr, Esq.                   John D. McLanahan, Esq.
     Senior Counsel                         Troutman Sanders LLP
     Dominion Resources Services, Inc.      600 Peachtree Street, N.E.
     120 Tredegar Street                    Atlanta, GA  30308
     Richmond, VA 23219



                            APPLICATION-DECLARATION

                                    UNDER

                                  SECTION 13

                                      OF

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FOR APPROVAL OF

                 REVISED SERVICE AGREEMENT AND RELATED MATTERS

Amendment No. 9 to the foregoing Application/Declaration is hereby amended and restated to read in its entirety as follows:

Item 1.	Description of Proposed Transactions.

      This post-effective amendment to the Application-Declaration of the Applicants in File No. 70-9477 is submitted, under the Public Utility Holding Company Act of 1935 (the "Act") in connection with proposed changes in the standard service agreement (the "Current Agreement") of Dominion Resources Services, Inc. ("DRI Services") and Consolidated Natural Gas Service Company, Inc.("CNG Services"). The Current Agreement was put in place following the merger (the "Merger") of Dominion Resources, Inc. ("DRI") and Consolidated Natural Gas Company ("CNG"), which was approved in this proceeding by the Securities and Exchange Commission (the "Commission") on December 15, 1999, HCAR No. 35-27113 (the "Order"), and completed on January 28, 2000. This amendment supplements and completes the record with respect to certain matters set forth in the Order.

     CNG Services was formed in 1966, and DRI Services was formed by DRI as a new subsidiary service company in late 1999 in anticipation of the Merger. After closing of the Merger, DRI Services and CNG Services entered into the Current Agreement, a new single system-wide service agreement, with DRI and all principal subsidiaries of DRI including subsidiaries of CNG. The Current Agreement was modeled on the service agreement in effect for the CNG system prior to the Merger. The DRI-CNG combined system had, until January 1, 2001, been operating with two service companies, and each system company had the opportunity to elect to purchase services from either service company. The Order requires that no later than March 31, 2001, all service functions will be centralized and a single service company will provide all routine service functions to the DRI-CNG combined system.

     The Order further authorized that, for a limited period of time ending no later than March 31, 2001, Virginia Electric and Power Company ("Virginia Power"), an electric utility company subsidiary of DRI, can provide certain services to system companies under a subcontract with DRI Services (the "Virginia


Power Support Agreement"). DRI has committed to make whole any company for any excess payment made to Virginia Power. The Virginia Power Support Agreement has and continues to serve as a practical and efficient means for Virginia Power to provide to DRI Services the same types of services that it has historically provided to DRI system companies. The Virginia Power Support Agreement was established primarily to be the Virginia State Corporation Commission ("VSCC") approved contractual framework for which services may be performed by Virginia Power for its affiliates.

     The Order also authorized a form of ancillary service agreement under which Virginia Power can contract with other associate companies for specific services. The VSCC has not approved the form of ancillary service agreement and it has not been used by Virginia Power. However similar ancillary service agreements have been put into place among the DRI system gas utility companies and Dominion Transmission, Inc. pursuant to Rule 87. 1 The categories of services performed pursuant to these agreements include facility and well maintenance, computer software, pipe monitoring and pigging, and metering.

     DRI and CNG now state the following.

     1.     The merger of CNG Services into DRI Services.

     CNG Services, a Delaware corporation, had issued and outstanding 100 shares of common stock, $100 par value per share. DRI Services, a Virginia corporation, has issued and outstanding 200 shares of common stock, no par value per share. CNG transferred all the outstanding shares of CNG Services to DRI as a dividend. CNG Services was, effective January 1, 2001, merged with DRI Services, with DRI Services being the surviving corporation. Each share of the outstanding common stock of CNG Services was converted into a share of common stock of DRI Services pursuant to the merger.

     2.     Adoption of a new standard system service agreement.

     DRI has completed an analysis and review of services currently centralized and considered efficiencies to be gained by a combination of the two service companies, and, as a result, propose revisions to the Current Agreement. Changes will be made to the basis of allocation to reflect consideration of what services and groups will be in the combined services company.
Certain wording changes will also be made to the Current
Agreement in order to update references, eliminate unnecessary detail, clarify the mechanics of the methods of cost allocation and better align the allocation basis with the cost driver of the service. DRI believes that the revised allocations are in compliance with the examination findings released by the Office of Public Utility Regulation on July 26, 2002.

     Accordingly, a revised DRI system service agreement
(the "New Agreement") would be executed, effective January 1, 2001, by DRI Services with all the subsidiaries of DRI with which it is a party under the Current Agreement. The New Agreement will supersede and replace all of such earlier service agreements. A form of the New Agreement is attached as Exhibit K-3.1. A matrix showing the changes to allocations methods together with a copy of the Current Agreement marked to show changes between it and the New Agreement is being provided to the
staff as supplemental information.   Although the New Agreement
provides for the DRI subsidiaries to select those categories of services they would need for the coming year, it is anticipated

________________________
1 Where Ancillary Service Agreements have been entered into by The Peoples
  Natural Gas Company and/or Hope Gas, Inc., the necessary state commission approvals have been obtained. No state commission approvals are needed for the remaining ancillary service agreements currently in place.


                                       2


that each of such subsidiaries will generally select certain core management services required for the functioning of an integrated system. Core services include such categories as accounting, auditing, legal and regulatory, information technology, executive and administrative, corporate planning, tax, corporate secretary, investor relations, treasury/finance and external affairs. Request is made for approval of the New Agreement.

     The cost of certain activities performed or obtained by DRI Services relate to overall governance and corporate existence of DRI, the parent company. The cost associated with these activities will be charged directly to DRI. Investor Relations, Corporate Secretary, Shareholder Administration and Corporate Financial Planning generally include these activities. In addition, the cost of certain Executive, Accounting, Treasury, Tax and Legal activities associated with DRI corporate existence and governance will be directly charged to the parent company. Examples include activities associated with maintaining the books and records of DRI, DRI debt and equity offerings, and the board of directors' meetings.

     Request is also made for authority for DRI Services to use a "60-day letter proceeding" to obtain any required Commission clearance with respect to changes to the New Agreement. In this regard, no change in the organization of DRI Services, the type and character of the companies to be serviced, the method of allocating costs to associate companies, or in the scope or character of services to be rendered, shall be made unless and until DRI Services shall have given the Commission written notice of such proposed changes not less than 60 days prior to the effectiveness of any such change. If upon the receipt of any such notice, the Commission within the 60-day period shall notify DRI Services that a question exists as to whether the aforesaid proposed change is consistent with the provisions of Section 13 of the Act, or any rule, regulation or order thereunder, the proposed change shall not become effective unless and until DRI Services shall have filed with the Commission an appropriate declaration with respect to such proposed change, and the Commission shall have permitted such declaration to become effective. DRI Services will initiate a 60-day letter proceeding if a modification of an allocation is expected to result in an increase or decrease in billings to an associate company of the lesser of 10% or $100,000 from the billings to the associate company before the modification is made. DRI had assets of approximately $29.3 billion and year 2000 revenues of approximately $9.3 billion; DRI thus considers this magnitude threshold reasonable in the context of the vast size of DRI's post-Merger assets and operations.

     3.     Amendment and continuation of the Virginia Power
            Support Agreement.

     During the post-Merger transition period to date, considerable personnel and service functions have been moved from Virginia Power to DRI Services to centralize functions and services. It has been determined by DRI that movement of other functions at this time would be disruptive and would create no significant efficiencies. DRI has moved the following functions from Virginia Power into DRI Services.

     Auditing
     Legal
     Employee Benefits/Pension Investment
     Executive and Administrative
     Environmental Compliance


                                      3


     Risk Management
     Tax
     Treasury/Finance

     At the time of the Order, it was anticipated that the generation function of Virginia Power would be legally separated from the delivery function, thereby resulting in an unregulated generation subsidiary which could exchange services with the other unregulated associate companies within the DRI system without first obtaining approval from the Virginia and North Carolina Utilities Commissions. However, the Virginia Commission has since denied Virginia Power's request for legal separation and instead the delivery and generation functions of Virginia Power remain within one legal entity but are operated on a functionally separated basis. Virginia Power still retains some service functions primarily needed in its own operations but which are also of some importance to its associates. In order to promote efficiencies within the DRI system and reduce duplication of personnel and the costs associated therewith, it continues to be necessary for Virginia Power employees to provide certain services, as listed below and in Exhibit A to the Revised Virginia Power Support Agreement, for the benefit of its associates. Under the laws of the Commonwealth of Virginia the provision of such services by a public utility to its affiliates requires prior State Corporation Commission approval, which can take up to ninety days to obtain. Such a delay in the approval process often hinders the ability of the DRI system companies to carry out their business in a timely and efficient manner. Both the Virginia State Corporation Commission and the North Carolina Utilities Commission have already approved both the Virginia Power Support Agreement (See Order of VSCC dated December 29, 1999 Case No. PUA990068 and Order of NCUC dated January 27, 2000 in Docket No. E-22, Sub 385) and the Revised Virginia Power Support Agreement (See Order of VSCC dated December 15, 2000 Case No. PUA90068 and Order of NCUC dated January 19, 2001 Docket No. E-22, Sub 385) and accordingly, use of these agreements as a mechanism to provide the approved services through DRI Services to the DRI associates will allow the DRI System to carry out its business strategy in a more timely and efficient manner.

     Additionally, many of the DRI Services' personnel are currently located in facilities owned or leased by Virginia Power and use equipment and materials owned by Virginia Power in carrying out their everyday functions. To require that DRI Services purchase or lease separate facilities, equipment and materials in order to carry out their operations would create a considerable and unnecessary expense which would in turn be borne by all of the system companies.

     For these reasons it is requested that the Revised
Virginia Power Support Agreement be approved and allowed to remain in place. Further changes are likely in Virginia Power's service arrangements not only in connection with the disaggregation of its generating assets, but also in connection with further anticipated changes in the DRI system to ultimately conform its legal structure to its functional business structure. It is therefore proposed that the Virginia Power Support Agreement be terminated and replaced with a revised Virginia Power Support Agreement ("Revised Virginia Power Support Agreement"). The following services would be provided under the Revised Virginia Power Support Agreement.

     Accounting


                                       4


     Regulatory
     Human Resources
     Operations
     Business and Operations Services
     Marketing
     Budgeting and Planning
     Purchasing
     Rates
     Research
     Customer Service
     Energy Marketing
     Office Space and Equipment
     External Affairs

     The scope of services, in terms of types of services and number of personnel involved, under the Revised Virginia Support Agreement will be reduced from that under the current support agreement. The annual billings to DRI Services by Virginia Power under the Virginia Power Support Agreement for the year ended December 31, 2001 were approximately $24,043,000. The total revenues of Virginia Power for 2001 were $4.9 billion; the provision of services to DRI Services under the Virginia Power Support Agreement can therefore be regarded as incidental to the main business of Virginia Power as an electric utility company. Virginia Power proposes to continue to provide de minimis services (not to exceed 1% of Virginia Power revenues for the year) to associate companies through DRI Services. Most of such services will be in connection with the provision of facilities and equipment and customer services.

     A form of the Revised Virginia Power Support Agreement is filed as Exhibit K-3.2. Costs that are to be allocated under the Revised Virginia Power Support Agreement will include all costs of doing business including interest on debt and a return for the use of equity capital. A copy of the current Virginia Power Support Agreement marked to show changes between it and the new agreement has been provided to the staff as supplemental information.

     The North Carolina Utilities Commission approved the
Merger upon several regulatory conditions with which DRI is required to comply. One of the conditions was that in any filing with the Commission under the Act made in connection with asset transfers involving Virginia Power doing business in North Carolina as North Carolina Power ("NC Power"), DRI is to make a request that the Commission include certain language in its order. DRI, therefore, requests that the following language be included in the order to be issued in this proceeding:

     Approval of this application in no way precludes the North Carolina Utilities Commission from scrutinizing and establishing the value of the asset transfer for purposes of determining the rates for services rendered to NC Power's customers. It is the Commission's intention that the North Carolina Utilities Commission retain the right to review and determine the value of such asset transfer for purposes of determining rates.


                                      5

Notwithstanding the foregoing, Virginia Power is not requesting
Commission approval of any asset transfer pursuant to this Application.

     4.     Changes to the New Agreement.

     DRI and DRI Services will not alter the nature of services, pricing standards or the methods of allocations incorporated in the New Agreement except through a 60-Day Letter proceeding or with the prior authorization of the Commission.

     5.     Ancillary service agreements with DRI Services.

     Ancillary service agreements have been entered by certain subsidiaries of CNG (including gas utility companies) to allow provision of services by such subsidiaries to DRI Services which will, in turn, provide the services through the New Agreement to Virginia Power and other associate companies. 2 The types of services provided pursuant to these agreements include customer service, marketing, vehicle maintenance, facility management, purchasing, supply chain management, call center, billing, market research and support, engineering, business development, telecommunications, external and governmental affairs. This would be in accordance with the VSCC's intent to have all services from and to Virginia Power to be run through DRI Services for ease of regulatory oversight.

     6.     Rule 54 Analysis.

     DRI currently meets all of the conditions of Rule
53(a), except for clause (1). At March 31, 2002, DRI's "aggregate investment", as defined in Rule 53(a)(1), in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), was approximately $1,811.0 million (of which approximately $1,804.2 was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c). At March 31, 2002, DRI's aggregate investment in EWGs and FUCOs was approximately 33% of "average consolidated retained earnings" (1,048.3 million) plus $4.5 billion. See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c)
Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI system.

     In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53
(a) and (b), as demonstrated by the following determinations:

     (i) The DRI system maintains books and records, and prepares financial statements, in accordance with Rule 53 (a)
(2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

_____________
2 Where Ancillary Service Agreements have been entered into by The Peoples Natural Gas Company and/or Hope Gas, Inc., the necessary state commission approvals have been obtained. No state commission approvals are needed for the remaining Ancillary Service Agreements currently in place.


                                       6


     (ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

     (iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

     (iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

     (v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

     The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI system, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for all quarterly periods ending March 31, 2000 through March 31, 2002. DRI's EWG and FUCO investments also were profitable for the period from December 28, 2001 through March 31, 2002. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of March 31, 2002, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

                                       As of March 31, 2002
                                      (thousands of dollars)
                                                 %
Common shareholders' equity                   34.7
Preferred stock                                5.9
Long-term and short-term debt                 59.4
                                             ______
                                               100

     DRI's consolidated retained earnings decreased from $1,199 million as of March 31, 2000 to $1,077 million as of March
31, 2002 and grew from $922 million as of December 31, 2001 to $1,077 million as of March 31, 2002. DRI's EWGs and FUCOs have


                                      7


made a positive contribution to earnings by contributing approximately $1,052.6 million in revenues from March 31, 2000 through March 31, 2002, and net income of $274.9 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to March 31, 2002 were $146 million and $8.8 million, respectively. Accordingly, since the date of the Rule 53 (c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

Item 2.     Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

Fee, Commission or Expense                     Thousands
==========================                     =========

Legal Fees and Expenses                           $50

                                                =======
Total                                             $50

Item 3.	Applicable Statutory Provisions.

     Section 13 of the 1935 Act and Rules 54, 88, 90 and 91 thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.



Item 4.	Regulatory Approvals.

     Approval of the revised New Agreement has been obtained from the state utility commissions of Virginia, North Carolina, Pennsylvania and West Virginia. Approval of the revised Virginia Power Support Agreement has been obtained from the state utility commissions in Virginia and North Carolina. DRI and CNG require no other regulatory approvals or consents to complete the transactions contemplated by this post-effective amendment.

Item 5.	Procedure.

     The Commission is respectfully requested forthwith to issue an order of the Commission granting and permitting this post-effective amendment to this Application-Declaration to become effective.


                                       8

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transactions. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits.

Exhibit D-7.2    Order of the Virginia State Corporation Commission.
                          (Filed by paper copy)

Exhibit D-8.2    Order of the North Carolina Utilities Commission.
                          (Filed by paper copy)

Exhibit D-9.2    Order of the Pennsylvania Public Utility Commission.
                          (Filed herewith)

Exhibit D-10.2   Order of the West Virginia Public Service Commission.
                           (Filed herewith)

Exhibit H-8      Allocation Matrix

Exhibit K-3.1    Form of New Service Agreement.

Exhibit K-3.2    Form of Revised Virginia Power Support Agreement.


Item 7.          Information as to Environmental Effects.

     The changes in service company arrangements neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in
Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions related to


                                      9


the changes in service company arrangements pertain to the Commission's approval of this post-effective amendment to this Application-Declaration under the 1935 Act and the other
approvals and actions described in Item 4 above.   The changes in
service company arrangements will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


                                     10


     Pursuant to the Public Utility Holding Company Act of
1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


DOMINION RESOURCES, INC. 		CONSOLIDATED NATURAL GAS COMPANY


By:       James F. Stutts           By:   James F. Stutts


          __________________              ___________________
Name:     James F. Stutts                 Name:  James F. Stutts
Title:    Vice President and              Title: Vice President and
          General Counsel                        General Counsel
Date:     August 21, 2002                 Date:  August 21, 2002